FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of August 21, 2003

TAG Oil Ltd.

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B. T2S 0B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: August 21, 2003              "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

TAG Oil Ltd.

Suite 400, 534 - 17th Ave. S.W.

Calgary, A.B. T2S 0B1

Item 2. Date of Material Change

On or about August 21, 2003

Item 3. Press Release

August 21, 2003, Vancouver, B.C.

Item 4. Summary of Material Change

2.7 Million Acre, Offshore Permit Awarded to TAG Oil Ltd.

TAG Oil Ltd. (OTCBB: TAGOF) is pleased to announce that, together with its 75% partner Indo-Pacific Energy Ltd., the Company has been awarded, through its 100% owned subsidiary, Durum Energy (New Zealand) Limited, a 25% interest in the new exploration permit, PEP 38258 in the offshore Canterbury Basin.

Item 5. Full Description of Material Change

Calgary, Alberta - August 21, 2003 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF) is pleased to announce that, together with its 75% partner Indo-Pacific Energy Ltd., the Company has been awarded, through its 100% owned subsidiary, Durum Energy (New Zealand) Limited, a 25% interest in the new exploration permit, PEP 38258 in the offshore Canterbury Basin.

The permit covers an area of 2.7 million acres (11,000 sq km) situated directly over the hydrocarbon generating area of the basin. The only well in the area is Clipper-1, which was drilled by BP in the 1980's, intersected a gas column in reservoir sands, but was not flow tested. The Galleon-1 well, also drilled at that time by BP just south of PEP 38258, flowed at better than 10 million cubic foot per day of gas and more than 2,200 barrels per day of condensate (light oil). Several large prospects are already identified on existing seismic within PEP 38258; and Indo-Pacific as permit operator intends to apply state of art processing techniques on these data, to search for direct evidence of gas and/or oil within these targets.

The Canterbury Basin has many geological similarities with the Taranaki Basin, where all New Zealand's present producing oil and gas fields are situated; but has previously been only lightly explored, with only eight modern exploration wells, four onshore and four offshore, in a basin of more than 13 million acres in area. TAG CEO Drew Cadenhead says "The Canterbury Basin has a proven working hydrocarbon system, high quality reservoir rocks, and all the structural elements we look for in a new area. We're excited about the potential of this area, especially in light of New Zealand's growing natural gas crisis."

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer

(604) 682-6496

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 21, 2003         "Garth Johnson"
                                  Garth Johnson, Corporate Secretary/Chief Financial Officer

                                  Place of Declaration: Vancouver, British Columbia